Exhibit 99.1

Press release ING Corporate Communications Amsterdam, 29 January 2026 ING posts FY2025 net result of €6,327 million, driven by continued growth in customer balances and fee income Full - year profit before tax of €9,148 million and full - year return on equity of 13.2% • Mobile primary customer base rises by over 1.0 million in 2025 to 15.4 million • Net core lending growth of €57 billion, or 8%, and net core deposits growth of €38 billion, or 6% • Total income rises to €23.0 billion; fee income increases 15% to €4.6 billion • CET1 ratio of 13.1%; proposed final dividend of €0.736 per share 4Q2025 profit before tax of €2,095 million, up 18% year - on - year • Increase of 352,000 mobile primary customers in the fourth quarter, with growth in all markets • Total income increases 7% year - on - year, fuelled by higher commercial net interest income and fee income across both Retail and Wholesale Banking • Operating expenses remain stable year - on - year, reflecting cost discipline while we continue to invest in growth Strong outlook for 2026 and upgraded outlook for 2027 • Our 2025 performance lays the base for a strong outlook for 2026 and upgraded financial outlook for 2027 • Return on tangible equity (ROTE) outlook of >14% for 2026 and an outlook of >15% for 2027 CEO statement “In 2025, amid ongoing geopolitical uncertainty, we have consistently executed our strategy of accelerating growth, increasing impact and further diversifying our income by doing more business with more customers and clients,” said Steven van Rijswijk. “We have delivered strong commercial growth while achieving €23.0 billion in total income. This was supported by growth in our customer base and a 15% rise in fee income to €4.6 billion. Commercial net interest income came in at €15.3 billion. We also achieved strong volume growth, including €56.9 billion in lending growth, more than double the amount of the previous year. Our net result was broadly stable at €6.3 billion. Supported by strong commercial momentum and disciplined cost management, we present a strong outlook for 2026 and have upgraded our outlook for 2027. “In Retail Banking, our mobile primary customer base has increased by over one million, fully in line with our target, bringing us to more than 15 million mobile primary customers out of nearly 41 million total customers. Lending has risen by €38.6 billion, mainly driven by €28.5 billion of mortgage growth and €6.6 billion in Business Banking, as we remain committed to supporting small and mid - sized enterprises across our markets. Deposits have increased by €30.1 billion, reflecting the trust our customers place in us. Fee income has grown by 18%, largely fuelled by strong demand for investment products as more customers opened investment accounts and increased their trading activity. Assets under management and e - brokerage volumes have risen to €278 billion, a 16% increase year - on - year, demonstrating our success in broadening and deepening customer relationships. “In Wholesale Banking, lending volumes have grown by €18.3 billion following sustained demand in corporate lending and Working Capital Solutions. Deposits have increased by €8.0 billion, mainly in our cash pooling business and in Financial Markets. Fee income has increased by 9% as we supported client activity in Lending and Global Capital Markets, reflecting the ongoing investment in Wholesale Banking to expand our capabilities and support long - term profitability. “Expenses were 4% higher year - on - year but at the lower end of the outlook we gave in the third quarter, as we continue to invest in growth while increasing scalability and efficiency in our operations. Full - year risk costs have remained below the through - the - cycle average. Full - year return on equity was 13.2% and CET1 ratio was 13.1%, which includes the favourable impact of the successful completion of two significant risk - transfer transactions in our Wholesale Banking business. “We remain committed to supporting our clients in their sustainability transitions. Our sustainable volume mobilised reached €166 billion for the full year, a 28% increase year - on - year. “Looking ahead, amid ongoing macroeconomic and geopolitical uncertainty, we remain confident that our strategy positions us to create value for all our stakeholders by supporting more customers and clients, and by diversifying income streams. I want to express my appreciation to our shareholders for their continued support, to our customers and clients for their trust, and to our employees for their dedication and teamwork.” Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 29 January 2026 at 9:00 am CET +31 20 708 5074 (NL) +44 330 551 0202 (UK) (Registration required via invitation) Live audio webcast at www.ing.com

Net core lending growth €56.9 bln +8% vs customer lending 4Q2024 Net core deposits growth €38.1 bln +6% vs customer deposits 4Q2024 Profit before tax €9,148 mln - 2% vs 2024 Fee income €4,602 mln +15% vs 2024 CET1 ratio 13.1% - 50 bps vs 4Q2024 Return on equity 13.2% +20 bps vs 2024 Superior value for customers NPS score Retail Banking: Ranked #1 in 5 of 10 retail markets Mobile primary customers 1) : +1.0 million in 2025 Sustainability Volume mobilised 2) : €166 bln in 2025 vs €130 bln in 2024 ING Press Release 4Q2025 2 Sustainability deals supported by ING: 946 in 2025 vs 835 in 2024 Business Highlights We remain committed to supporting our clients in their sustainable transitions, with €166 billion in sustainable volume mobilised in 2025, up from €130 billion in 2024. In Wholesale Banking, ING supported TenneT Germany in closing a €12 billion inaugural revolving credit facility to help fund its multi - year grid expansion programme. As part of our Business Banking offering in Australia, we have introduced a Business Green Upgrade loan to help mid - corporates make their properties more sustainable. We also support our customers’ financial health. In the Netherlands, we have introduced a new data - driven method that scores key financial behaviours to better understand and improve our customers' financial wellbeing. And in Germany, we launched a partnership with newspaper Die Zeit to offer financial education through a nationwide financial awareness day. Society is transitioning to a low - carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that’s not. See how we’re progressing at ing.com/climate. 1) Includes private individuals only 2) See our Annual Report for definition In 2025, our mobile primary customer base grew by over 1 million, in line with our target of expanding it by 1 million a year. Customer growth was particularly strong in Germany, Spain and Romania. In Retail, we maintained our number one NPS position in five out of ten retail markets. In Wholesale Banking, we achieved an NPS of 77 in 2025, up from 74 in 2024, demonstrating our dedication to providing exceptional client service and our ongoing investment in our expertise and sector knowledge. We see an increasing demand for investment products. Assets under management and e - brokerage volumes reached €278 billion in 2025, supported by a further broadening of our offering and successful cross - selling. For instance, we have recently introduced access to exchange - traded cryptocurrency products for customers’ self - managed investment accounts in five markets. As part of our strategy to expand our Private Banking and Wealth Management business, we reached an agreement to acquire the remaining stake in the Polish asset management company Goldman Sachs TFI. Completion of this transaction is expected in the first half of 2026. Furthermore, ING was named the best private bank in the Netherlands at the Global Private Banking Awards, a further sign of our progress in Private Banking and Wealth Management. We have expanded the implementation of GenAI across our markets. Our GenAI chatbot went live in Australia in the fourth quarter, giving customers faster answers to their questions. After having successfully applied GenAI to create marketing content for campaigns in the Netherlands and Spain, we have now also rolled this out in Belgium, Germany and Poland. Providing seamless digital services remains a key focus. The OneApp was recently launched in Australia, and in Italy the investment function in the OneApp was introduced. Furthermore, in Business Banking, the OneApp was launched in Romania, offering clients advanced functionality. In Wholesale Banking, we are further developing our Global Capital Markets capabilities, including the strengthening of our healthcare sector expertise. This resulted in us being joint bookrunner on Thermo Fisher Scientific’s landmark $2.5 billion senior notes offering.

Consolidated Results

Consolidated results								
	4Q2025	4Q2024	Change	3Q2025	Change	FY2025	FY2024	Change
Profit or loss (in € million)								
Commercial net interest income[1]	3,928	3,749	4.8%	3,823	2.7%	15,316	15,459	-0.9%
Other net interest income	-110	-69		-118		-636	-436	
Net interest income	3,818	3,680	3.8%	3,705	3.0%	14,681	15,023	-2.3%
Net fee and commission income	1,221	1,001	22.0%	1,165	4.8%	4,602	4,008	14.8%
Investment income	15	-63		66	-77.3%	129	13	892.3%
Other income	744	789	-5.7%	962	-22.7%	3,623	3,572	1.4%
Total income	**5,797**	**5,407**	**7.2%**	**5,898**	**-1.7%**	**23,035**	**22,615**	**1.9%**
Expenses excl. regulatory costs	2,977	2,989	-0.4%	2,945	1.1%	11,717	11,239	4.3%
Regulatory costs[2]	361	347	4.0%	67	438.8%	866	882	-1.8%
Operating expenses	**3,337**	**3,337**	**0.0%**	**3,012**	**10.8%**	**12,583**	**12,121**	**3.8%**
Gross result	**2,460**	**2,070**	**18.8%**	**2,886**	**-14.8%**	**10,451**	**10,494**	**-0.4%**
Addition to loan loss provisions	365	299	22.1%	326	12.0%	1,304	1,194	9.2%
Result before tax	**2,095**	**1,771**	**18.3%**	**2,560**	**-18.2%**	**9,148**	**9,300**	**-1.6%**
Taxation	606	542	11.8%	703	-13.8%	2,545	2,650	-4.0%
Non-controlling interests	78	74	5.4%	70	11.4%	275	258	6.6%
Net result[3]	**1,411**	**1,154**	**22.3%**	**1,787**	**-21.0%**	**6,327**	**6,392**	**-1.0%**
Commercial growth								
Net core lending growth (in € billion)[4]	20.4	7.2		14.2		56.9	27.7	
Net core deposits growth (in € billion)[4]	9.5	16.4		-0.2		38.1	47.4	
Profitability and efficiency								
Net interest margin[5]	1.40%	1.40%		1.37%		1.36%	1.45%	
Commercial net interest margin[6]	2.23%	2.26%		2.22%		2.23%	2.37%	
Cost/income ratio	57.6%	61.7%		51.1%		54.6%	53.6%	
Risk costs in bps of average customer lending	20	18		19		19	18	
Net result per share (in euros)	0.48	0.37	29.7%	0.60	-20.0%	2.12	1.98	7.1%
Return on equity based on IFRS-EU equity[7]	11.8%	9.4%		15.0%		13.2%	13.0%	
ING Group common equity Tier 1 ratio	13.1%	13.6%		13.4%		13.1%	13.6%	
Risk-weighted assets (end of period, in € billion)	340.7	333.7	2.1%	336.2	1.3%	340.7	333.7	2.1%

[1] Commercial net interest income (NII) is the sum of lending NII and liability NII (excluding significant volatile items). For a reconciliation with total NII see page 15.
[2] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and resolution funds.
[3] Net result reflects the net result attributable to shareholders of the parent.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.
[5] Net interest margin reflects annualised total NII as a percentage of average assets.
[6] Commercial net interest margin reflects annualised commercial NII as a percentage of average customer lending excluding Financial Markets and Treasury.
[7] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.

Total income

Total income for 4Q2025 was €5,797 million, marking a 7.2% increase year-on-year. This strong performance was primarily fuelled by higher commercial net interest income and higher fee income across both Retail and Wholesale Banking. Sequentially, a further increase in income for Retail Banking was more than offset by a decline in Treasury income in the Corporate Line, coupled with seasonally softer contributions from both Financial Markets and our financial stakes. On a full-year basis, total income rose 1.9% to €23,035 million. This was supported by the continued expansion of our customer base, a very strong 15% increase in fee income, and significant growth in lending and deposit volumes. These positive developments more than compensated for the impact of a normalising liability margin and negative FX impacts.

Our success in expanding the loan book remained evident, with net core lending growth in 4Q2025 of €20.4 billion. Both Retail and Wholesale Banking contributed strongly. Retail Banking achieved €10.1 billion in net core lending growth, driven by the ongoing expansion of the mortgage portfolio and an increase in both business and consumer lending. Wholesale Banking delivered €10.3 billion in quarterly lending growth, reflecting strong performance in Lending and in Working Capital Solutions. For the full year, net core lending growth more than doubled to €56.9 billion, representing an 8.3% increase in customer lending since the start of the year. Net core deposits grew by €9.5 billion in 4Q2025. Retail Banking recorded €11.3 billion of growth. The Netherlands, Spain and Poland were key contributors as they benefited from targeted campaigns and seasonal inflows. Wholesale Banking saw a net outflow of €1.8 billion, as increased deposit volumes in Payments & Cash Management were more than offset by lower short-term customer balances in our cash pooling business. Over the full year, net core deposits rose by €38.1 billion, representing a 5.5% increase in customer deposits.

Commercial net interest income increased by €105 million quarter-on-quarter, driven by volume growth, and our commercial net interest margin increased slightly to 2.23%. The significant growth in lending volumes resulted in a €75 million rise in lending net interest income, with the average lending margin improving to 1.26%, up from 1.25% in the previous quarter. Liability net interest income grew by €30 million compared with 3Q2025, supported by sustained volume growth in Retail Banking and higher net interest income from the cash pooling business and Payments & Cash Management in Wholesale Banking. The overall liability margin remained stable at 0.99%.

ING Press Release 4Q2025 3

Consolidated Results

Year-on-year, commercial net interest income rose by €179 million, or 4.8%. The significant increase in customer balances offset the impact of slightly lower lending and liability margins.

Other net interest income declined compared with 4Q2024 due to lower net interest income within the Corporate Line.

Net interest income (in € million) and commercial net interest margin (in %)



2.26%
2.26%
2.23%
2.22%
2.23%
3,680
3,622
3,536
3,705
3,818
1,630
1,685
1,659
1,674
1,704
2,119
2,109
2,113
2,149
2,224
4Q2024
1Q2025
2Q2025
3Q2025
4Q2025
Lending NII
Liability NII
Other NII
Commercial NIM

Net fee and commission income reached €1,221 million, marking a substantial 22% increase from 4Q2024. The fourth quarter of 2025 included a €66 million one-off, resulting from the retroactive reclassification in Germany of brokerage expenses within fee expenses to amortised interest expenses within commercial net interest income (of which €-7 million in 4Q2025). Retail Banking recorded significant growth in fee income from investment products, reflecting higher assets under management and increased customer trading activity. Daily banking fees also rose, supported by growth in the number of mobile primary customers and updated pricing for payment packages. Fee income in Retail Banking furthermore benefited from growth in insurance fees. Wholesale Banking recorded an 11% increase in fee income, primarily driven by Global Capital Markets issuances and higher fee income for Payments & Cash Management.

Sequentially, fee income rose 4.8%, including increases from investment products and insurance. Together with the one-off reclassification in Germany, this more than offset a decline in Wholesale Banking Lending fees after an exceptionally strong third quarter and seasonally slightly lower daily banking fees (which are typically higher in the third quarter due to holiday spending). For the full year, net fee and commission income climbed to €4,602 million, up 15% from €4,008 million in 2024.

Investment income for the fourth quarter of 2025 amounted to €15 million compared to €-63 million in 4Q2024, which had included realised losses on debt securities sales. In 3Q2025, investment income was €66 million, benefiting from a €59 million final dividend from our stake in the Bank of Beijing.

Other income included a €16 million receivable related to the earlier insolvency of a Dutch financial institution. Sequentially, other income declined by €218 million due to lower valuation results in Treasury and seasonally weaker trading results in Financial Markets in the fourth quarter, whereas 3Q2025 had benefited from a €44 million gain from the sale of an associate in Belgium and positive revaluations in Corporate Investments.

Operating expenses

Total operating expenses amounted to €3,337 million, including €361 million in regulatory costs and €104 million in incidental items.

Excluding regulatory costs and incidental items, expenses amounted to €2,872 million. Compared with 4Q2024 this was a 0.3% decrease, as wage inflation and ongoing investments in business growth were more than offset by structural savings from prior restructurings and a VAT refund recognised in 4Q2025. Favourable currency translation effects also contributed to the decrease, as the stronger euro reduced expenses denominated in foreign currencies.

Operating expenses (in € million)



3,337
3,200
3,034
3,012
3,337
109
4
116
73
104
347
361
78
67
361
2,881
2,835
2,841
2,872
2,872
4Q2024
1Q2025
2Q2025
3Q2025
4Q2025
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Sequentially, expenses excluding regulatory costs and incidental items remained flat, as seasonally higher customer acquisition expenses were more than offset by the VAT refund and savings on external staffing.

Regulatory costs in 4Q2025 were €361 million, including €256 million for the annual Dutch bank tax, which is always fully recorded in the fourth quarter and allocated across segments. Total regulatory costs increased by €14 million year-on-year due to higher bank taxes in the Netherlands, Poland, and Romania, partially offset by a lower contribution to deposit guarantee funds.

Incidental expense items in 4Q2025 amounted to €104 million, primarily related to restructuring provisions for planned FTE reductions in corporate staff and in Retail Banking. Once fully implemented, these measures are expected to deliver approximately €100 million in annualised cost savings. Incidental expense items were €109 million for 4Q2024 and €73 million for 3Q2025, both also largely restructuring-related.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €365 million in 4Q2025. This is equivalent to 20 basis points of average customer lending, equal to our through-the-cycle average.

Total net additions to Stage 3 provisions in 4Q2025 were €389 million, and were mainly related to individual Stage 3 provisioning. This was largely connected to a number of new and existing Stage 3 files in Wholesale Banking, partly offset by releases of existing provisions due to repayments, secondary market sales, and structural improvements.

Total Stage 1 and 2 risk costs amounted to €-24 million, reflecting a partial release of management overlays and updated macroeconomic forecasts.

ING Press Release 4Q2025 4

Consolidated Results

Addition to loan loss provisions (in € million)


299
313
299
326
365
98
78
311
215
221
361
389
-11
-35
-24
4Q2024
1Q2025
2Q2025
3Q2025
4Q2025
Stage 3
Stages 1 & 2

Risk costs for Retail Banking were €177 million (14 basis points of average customer lending), stemming from consumer and business lending, while mortgage-related risk costs saw a modest net release. Wholesale Banking recorded €188 million in risk costs (38 basis points of average customer lending), with Stage 3 additions partially offset by net releases in Stages 1 and 2.

Net result

The net result for 4Q2025 was €1,411 million, representing a 22% increase compared with 4Q2024. The net result was 21% lower than it was in 3Q2025. For the full year, the net result reached €6,327 million, nearly matching the net result of €6,392 million achieved in 2024.

The effective tax rate for 2025 was 27.8% compared with 28.5% in the previous year. For 4Q2025, the effective tax rate was 28.9% compared with 27.5% in 3Q2025 and 30.6% in 4Q2024, which had included higher non-deductible expenses and several one-off tax charges.

Our sustained strong performance, combined with additional distributions to shareholders as we continue to align capital with our target level, resulted in a return on equity of 13.2%, up from 13.0% in 2024. ING's return on equity is calculated using average IFRS-EU shareholders' equity, excluding 'reserved profit not included in CET1 capital', which amounted to €2,125 million at the end of 2025. This figure reflects 50% of the resilient net profit in 2025, which has been reserved for distribution in accordance with our policy, less the interim dividend over 2025 that was paid in August 2025.

Return on equity ING Group (in %)


13.0%
12.8%
12.7%
12.6%
13.2%
9.4%
12.0%
13.9%
15.0%
11.8%
4Q2024
1Q2025
2Q2025
3Q2025
4Q2025
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

Resilient net profit is defined as net profit adjusted for significant items that are not related to the normal course of business. In 2024, the impact of hyperinflation accounting was excluded — in line with prior years — resulting in resilient net profit being €156 million higher than net profit. With inflation in Türkiye showing a steady decline, the impact of hyperinflation accounting is no longer considered material and has therefore not been excluded in 2025. Consequently, resilient net profit for 2025 is equal to reported net profit.

Dividend

In line with our distribution policy of a 50% pay-out ratio on resilient net profit, the Board proposes to pay a final cash dividend over 2025 of €0.736 per ordinary share. This will be paid in cash shortly after approval by the Annual General Meeting.

An interim dividend of €0.35 per ordinary share for the year 2025 was paid in August 2025. This will bring the total cash dividend over 2025 to €3.2 billion. This is in addition to €0.5 billion of additional cash distribution and €3.1 billion of share buybacks announced in 2025.

Outlook for 2026[1)]

Based on current assumptions and scenarios, we expect a total income of around €24 billion in 2026. This outlook is supported by volume growth and an anticipated 5-10% increase in fee income. Total operating expenses (excluding incidental cost items) are projected to be in the range of €12.6-€12.8 billion in 2026. For the full year 2026, we expect an effective tax rate of 29-31%. We maintain our CET1 capital ratio guidance at ~13%. In addition, we will transition from a return on equity (ROE) metric to return on tangible equity (ROTE, further explained on page 15). The definitional change results in an uplift of approximately 40 basis points, and ROTE is expected to exceed 14% for full-year 2026.

This outlook excludes the impact of the proposed sale of ING's business in Russia to Global Development JSC, as announced on 28 January 2025, where we expect a negative P&L impact of around €0.8 billion post tax and a negligible impact on our CET ratio. Completion of this transaction is subject to various regulatory approvals. As of the date of this press release and as announced in September 2025, the buyer has not received all necessary approvals yet. We continue to work towards completing the transaction and our exit from the Russian market. In the meantime, we are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING Bank (Eurasia) JSC.

Outlook for 2027[1)]

Based on current assumptions and scenarios, we are announcing an upgraded outlook for 2027. We expect total income to exceed €25 billion, including more than €5 billion in fee income. And we anticipate operating expenses (excluding incidental cost items) of around €13 billion, an effective tax rate of 29-31% and an ROTE above 15%. We maintain our CET1 capital ratio guidance at ~13%.

[1)] The outlook and trends discussed in this section are forward-looking statements that are based on management's current expectations and are subject to change, including as a result of the factors described under the section entitled 'Important Legal Information' in this document. ING assumes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information or for any other reason.

ING Press Release 4Q2025 5

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	31 Dec. 25	30 Sep. 25	31 Dec. 24		31 Dec. 25	30 Sep. 25	31 Dec. 24
Assets				**Liabilities**			
Cash and balances with central banks	52,889	82,871	70,353	Deposits from banks	18,517	26,694	16,723
Loans and advances to banks	21,204	35,628	21,770	Customer deposits	721,367	736,134	691,661
Financial assets at fair value through profit or loss	133,157	147,093	137,580	- current accounts / overnight deposits	238,934	240,305	227,827
- trading assets	55,730	60,689	72,897	- savings accounts	382,066	376,585	354,560
- non-trading derivatives	1,657	1,597	2,463	- time deposits	98,599	114,586	107,695
- designated as at fair value through profit or loss	3,448	4,054	5,740	- other customer deposits	1,768	4,658	1,579
- mandatorily at fair value through profit or loss	72,322	80,753	56,481	Financial liabilities at fair value through profit or loss	80,532	93,146	86,900
Financial assets at fair value through OCI	56,662	53,756	46,389	- trading liabilities	23,427	23,237	35,255
- equity securities fair value through OCI	2,607	2,540	2,562	- non-trading derivatives	1,338	1,456	2,101
- debt securities fair value through OCI	50,817	49,340	42,219	- designated as at fair value through profit or loss	55,768	68,453	49,543
- loans and advances fair value through OCI	3,238	1,877	1,608	Other liabilities	13,705	15,341	13,707
Securities at amortised cost	53,867	54,107	50,273	Debt securities in issue	151,231	151,360	142,367
Loans and advances to customers	721,705	703,206	680,233	Subordinated loans	18,100	19,116	17,878
- customer lending	727,599	709,034	686,066	**Total liabilities**	**1,003,452**	**1,041,792**	**969,236**
- provision for loan losses	(5,894)	(5,828)	(5,833)				
Investments in associates and joint ventures	1,607	1,552	1,679	**Equity**			
Property and equipment	2,478	2,432	2,434	Shareholders' equity	49,698	49,447	50,314
Intangible assets	1,510	1,459	1,334	Non-controlling interests	1,255	1,120	995
Other assets	9,161	10,049	8,499	**Total equity**	**50,953**	**50,567**	**51,309**
Assets held for sale	164	205					
Total assets	**1,054,405**	**1,092,359**	**1,020,545**	**Total liabilities and equity**	**1,054,405**	**1,092,359**	**1,020,545**

Balance sheet

In 4Q2025, ING's balance sheet decreased by €38 billion to €1,054 billion. The reduction in assets resulted from €30 billion lower cash and balances with central banks, a €14 billion reduction in loans and advances to banks and a €14 billion decline in financial assets at fair value through P&L. These decreases were partly offset by a €19 billion increase in customer lending, driven by growth in Retail and Wholesale Banking.

In liabilities, Retail Banking customer deposits rose by €11 billion. However, total customer deposits decreased by €15 billion due to a €25 billion reduction in Treasury deposits and lower short-term balances in our cash pooling business at year-end. Financial liabilities at fair value through P&L declined by €13 billion, and deposits from banks ended €8 billion lower.

Compared with year-end 2024, ING's balance sheet grew by €34 billion, including €18 billion of negative currency impacts. On the asset side, the increase was led by a €42 billion growth in customer lending (including €11 billion of negative currency impacts). Lower cash and balances with central banks were partly offset by higher financial assets at fair value through OCI. On the liabilities side, customer deposits increased by €30 billion, with strong contributions from various Retail countries. Debt securities in issue also rose, partly offset by a decrease in financial liabilities at fair value through P&L.

Shareholders' equity

Shareholders' equity decreased by €616 million in 2025, primarily reflecting distributions to shareholders of €6,791 million. This consisted of €3,191 million of cash dividends paid in 2025 (the €2,152 million final dividend over 2024 and a €1,039 million interim dividend over 2025), €500 million of additional cash distribution paid in January 2026, and €3,100 million of share buybacks (of which €2,000 million was announced in May 2025 and €1,100 million was announced in October 2025). This outflow was largely offset by the full-year 2025 net result of €6,327 million.

Change in shareholders' equity		
in € million	4Q2025	FY2025
Shareholders' equity beginning of period	**49,447**	**50,314**
Net result for the period	1,411	6,327
(Un)realised gains/losses fair value through OCI	294	72
Change in cashflow hedge reserve	60	597
Change in treasury shares (incl. share buyback)	-1,101	-3,158
Exchange rate differences	72	-789
Dividend	-500	-3,691
Other changes	15	25
Total changes	**251**	**-616**
Shareholders' equity end of period	**49,698**	**49,698**

Shareholders' equity per share increased to €17.12 on 31 December 2025, up from €16.25 on 31 December 2024.

ING Press Release 4Q2025 6

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Dec. 2025	30 Sep. 2025
Shareholders' equity (parent)	49,698	49,447
Reserved profits not included in CET1 capital	-2,125	-1,419
Other regulatory adjustments	-3,006	-3,106
Available common equity Tier 1 capital	**44,567**	**44,921**
Additional Tier 1 securities	7,459	7,545
Regulatory adjustments additional Tier 1	112	110
Available Tier 1 capital	**52,138**	**52,576**
Supplementary capital - Tier 2 bonds	10,608	11,549
Regulatory adjustments Tier 2	98	83
Available Total capital	**62,845**	**64,209**
Risk-weighted assets	340,739	336,196
Common equity Tier 1 ratio	**13.1%**	**13.4%**
Tier 1 ratio	15.3%	15.6%
Total capital ratio	18.4%	19.1%
Leverage Ratio	**4.5%**	**4.4%**

Capital ratios

The CET1 ratio at the end of 2025 was 13.1% compared with 13.4% for 3Q2025. This decrease mainly reflects the €1.6 billion deduction from capital for the additional distributions as announced on 30 October 2025, partly offset by the inclusion of €0.7 billion from the quarterly net profit after dividend reserving.

The development of the Tier 1 ratio mirrors trends in the CET1 ratio. The development of the total capital ratio also reflected the redemption of a €1.0 billion Tier 2 instrument.

The leverage ratio slightly increased to 4.5% due to a decline in total assets.

Risk-weighted assets (RWA)

Total RWA increased by €4.5 billion in 4Q2025.

ING Group: Composition of RWA		
in € billion	31 Dec. 2025	30 Sep. 2025
Credit RWA	280.7	278.8
Operational RWA	45.3	43.1
Market RWA	14.8	14.2
Total RWA	**340.7**	**336.2**

Excluding a €0.3 billion FX impact, credit RWA increased by €1.5 billion in 4Q2025. This was mainly driven by €4.2 billion of business growth, partly offset by the RWA relief from significant risk-transfer (SRT) transactions executed in November (€-3.1 billion).

Operational RWA increased by €2.2 billion following an update of the SMA model. Market RWA increased by €0.5 billion.

Distribution

ING has reserved €705 million of the 4Q2025 net profit for distribution. Resilient net profit, which is defined as net profit adjusted for significant items not linked to the normal course of business, was equal to net profit in 4Q2025 and amounted to €1,411 million.

In line with our distribution policy of a 50% pay-out ratio on resilient net profit, the Board proposes to pay a final cash dividend over 2025 of €0.736 per ordinary share. This is subject to the approval by shareholders at the Annual General Meeting on 14 April 2026.

On 30 October 2025, ING announced the start of a share buyback programme, under which it plans to repurchase ordinary shares of ING Group for a maximum total amount of €1.1 billion. At the end of 2025, 17.5 million shares for a total consideration of around €0.4 billion had already been repurchased. In addition, ING has distributed an amount of €500 million in cash to shareholders, for which €0.172 per share has been paid on 15 January 2026.

CET1 requirement

ING targets a CET1 ratio of around 13%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 11.04%. This requirement increased compared with 3Q2025 (10.83%), primarily due to an update to the DNB reciprocation of the sectoral systemic risk buffer (SyRB) in Belgium and Germany.

ING's fully loaded CET1 requirement was 11.09% at the end of 4Q2025, 14 basis points higher than it was in 3Q2025. This reflects an update to the DNB reciprocation of the SyRB in Germany, an increase in the countercyclical buffer requirements in Belgium and Spain, and a higher Pillar 2 requirement.

ING Press Release 4Q2025 7

Capital, Liquidity and Funding

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING's MREL requirement (including buffer requirements) at the end of 4Q2025 was 28.24% of RWA and 7.24% of leverage exposure. The MREL capacity increased in 4Q2025 due to the issuance of two HoldCo Senior instruments of €1 billion and £0.5 billion, which was partly offset by a lower CET1 capital as well as the redemption of a €1.0 billion Tier 2 instrument. The increase in MREL capacity is reflected in a higher surplus based on leverage exposure, while higher RWA caused the MREL surplus based on RWA to decrease.

The prevailing TLAC requirements (including buffer requirements) are 23.62% of RWA and 6.75% of leverage exposure.

ING Group: MREL and TLAC requirements		
in € million	31 Dec. 2025	30 Sep. 2025
MREL / TLAC capacity	108,507	108,318
MREL / TLAC (as a % of RWA)	31.8%	32.2%
MREL / TLAC (as a % of leverage exposure)	9.4%	9.0%
MREL surplus based on LR requirement	**24,850**	**21,558**
MREL surplus based on RWA requirement	**12,293**	**14,124**
TLAC surplus based on LR requirement	**30,512**	**27,430**
TLAC surplus based on RWA requirement	**28,035**	**29,656**

Liquidity and funding

In 4Q2025, the 12-month moving average Liquidity Coverage Ratio (LCR) remained stable at 140%.

LCR 12-month moving average		
in € billion	31 Dec. 2025	30 Sep. 2025
Level 1	189.9	190.6
Level 2A	2.5	3.0
Level 2B	7.8	7.7
Total HQLA	**200.2**	**201.3**
Outflow	**245.4**	**245.8**
Inflow	**102.5**	**101.8**
LCR	**140%**	**140%**

At the end of 4Q2025, the Net Stable Funding Ratio of ING stood at 128%, which is comfortably above the regulatory minimum of 100%.

In our funding mix, the share of customer deposits increased in 4Q2025, benefiting from targeted campaigns and seasonal inflows. The increase in the loan-to-deposit ratio was driven by the ongoing expansion of the mortgage portfolio and an increase in business and consumer lending.

ING Group: Loan-to-deposit ratio and funding mix		
	31 Dec. 2025	30 Sep. 2025
Loan-to-deposit ratio	1.00	0.96
Funding mix		
Customer deposits (private individuals)	53%	50%
Customer deposits (other)	22%	23%
Lending / repurchase agreements	5%	6%
Interbank	2%	3%
CD/CP	5%	6%
Long-term senior debt	11%	10%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position (excluding AT1) increased by €2.1 billion versus 3Q2025. The change was caused by a combination of issuances, redemptions and FX movements.

Long-term debt maturity ladder per currency, 31 December 2025								
in € billion	Total	2026	2027	2028	2029	2030	2031	>2031
EUR	84	8	7	11	10	12	7	29
USD	21	1	4	3	2	2	1	8
Other	14	2	2	2	3	1	0	4
Total	**119**	**11**	**13**	**16**	**15**	**15**	**9**	**41**

Ratings

The ratings and outlook from S&P, Moody's and Fitch remained unchanged during the quarter. Scope has been added as a fourth rating agency, with comparable credit ratings.

Credit ratings of ING on 28 January 2026				
	S&P	Moody's	Fitch	Scope
ING Groep N.V.				
Issuer rating				
Long-term	A-	n/a	A+	AA-
Short-term	A-2	n/a	F1	S-1+
Outlook	Stable	Stable[1]	Stable	Stable
Senior unsecured rating	A-	Baa1	A+	A+
ING Bank N.V.				
Issuer rating				
Long-term	A+	A1	AA-	AA-
Short-term	A-1	P-1	F1+	S-1+
Outlook	Stable	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 4Q2025

8

Risk Management

ING Group: Total credit outstandings[1]	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	31 Dec. 2025	30 Sep. 2025	31 Dec. 2025	30 Sep. 2025	31 Dec. 2025	30 Sep. 2025	31 Dec. 2025	30 Sep. 2025	31 Dec. 2025	30 Sep. 2025
Residential mortgages	376,118	368,329	30,263	30,908	8.0%	8.4%	3,304	3,259	0.9%	0.9%
of which Netherlands	132,094	129,404	17,913	17,672	13.6%	13.7%	621	582	0.5%	0.4%
of which Belgium	45,614	45,317	4,276	4,313	9.4%	9.5%	1,167	1,159	2.6%	2.6%
of which Germany	101,400	100,173	2,967	3,883	2.9%	3.9%	582	568	0.6%	0.6%
of which Rest of the world	97,011	93,435	5,107	5,040	5.3%	5.4%	935	950	1.0%	1.0%
Consumer lending	29,551	28,984	2,561	2,718	8.7%	9.4%	1,411	1,343	4.8%	4.6%
Business lending	114.615	113,864	12,873	12,729	11.2%	11.2%	3,422	3,379	3.0%	3.0%
of which business lending Netherlands	43.843	42,982	5,619	5,469	12.8%	12.7%	620	581	1.4%	1.4%
of which business lending Belgium	50.550	50,484	4,204	4,259	8.3%	8.4%	1,687	1,656	3.3%	3.3%
Other retail banking	38,498	56,460	497	533	1.3%	0.9%	224	220	0.6%	0.4%
of which retail-related treasury	33,267	52,058	1	1	0.0%	0.0%	0		0.0%	0.0%
Retail Banking	**558.782**	**567,636**	**46,194**	**46,889**	**8.3%**	**8.3%**	**8,361**	**8,200**	**1.5%**	**1.4%**
Lending	154,633	155,375	13,169	15,459	8.5%	9.9%	3,669	3,595	2.4%	2.3%
Daily Banking & Trade Finance	77,476	65,708	4,319	3,475	5.6%	5.3%	511	520	0.7%	0.8%
Financial Markets	9,610	9,685	1,492	1,382	15.5%	14.3%	221	212	2.3%	2.2%
Treasury & Other	24,753	36,963	357	280	1.4%	0.8%	164	138	0.7%	0.4%
Wholesale Banking	**266,472**	**267,729**	**19,337**	**20,596**	**7.3%**	**7.7%**	**4,565**	**4,464**	**1.7%**	**1.7%**
Total loan book	**825,254**	**835,365**	**65,531**	**67,485**	**7.9%**	**8.1%**	**12,926**	**12,665**	**1.6%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions), assets held for sale and Corporate Line.

Credit risk management

Total credit outstandings decreased in 4Q2025, primarily due to lower Treasury-related outstandings in both Retail and Wholesale Banking. This decline was partially offset by continued growth in residential mortgages and an increase in Trade Finance.

Stage 2 credit outstandings decreased, mainly reflecting model refinements, partially offset by the transfer of some clients into Stage 2.

The stock of provisions increased slightly due to higher Stage 3 provisions. The Stage 3 coverage ratio[1] increased to 34.4% from 34.2% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]			
in € million	31 Dec. 2025	30 Sep. 2025	Change
Stage 1 - 12-month ECL	446	453	-7
Stage 2 - Lifetime ECL not credit impaired	1,179	1,199	-20
Stage 3 - Lifetime ECL credit impaired[2]	4,476	4,359	117
Total	**6,101**	**6,011**	**90**

[1] At the end of December 2025, the stock of provisions included provisions for loans and advances to customers (€5,894 million), loans and advances to central banks (€17 million), loans and advances to banks (€18 million), financial assets at FVOCI (€21 million), securities at amortised cost (€11 million) and ECL provisions for off-balance-sheet exposures (€141 million) recognised as liabilities.
[2] Stage 3 includes €29 million for purchased or originated credit-impaired (POCI) financial assets.

[1] The Stage 3 coverage ratio is determined by dividing Stage 3 provisions by Stage 3 outstandings, with provisions for purchased or originated credit-impaired (POCI) assets excluded from the calculation.

ING Press Release 4Q2025

9

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account								
In € million	4Q2025	4Q2024	Change	3Q2025	Change	FY2025	FY2024	Change
Profit or loss								
Commercial net interest income	2,913	2,810	3.7%	2,839	2.6%	11,347	11,507	-1.4%
Other net interest income	7	-21		-47		-98	-58	
Net interest income	2,920	2,789	4.7%	2,792	4.6%	11,250	11,449	-1.7%
Net fee and commission income	863	681	26.7%	783	10.2%	3,168	2,694	17.6%
Investment income	13	-40		5	160.0%	30	-73	
Other income	243	231	5.2%	299	-18.7%	1,094	1,186	-7.8%
Total income	**4,039**	**3,661**	**10.3%**	**3,880**	**4.1%**	**15,542**	**15,256**	**1.9%**
Expenses excl. regulatory costs	1,950	1,901	2.6%	1,932	0.9%	7,588	7,361	3.1%
Regulatory costs	210	206	1.9%	49	328.6%	647	668	-3.1%
Operating expenses	**2,160**	**2,107**	**2.5%**	**1,981**	**9.0%**	**8,234**	**8,030**	**2.5%**
Gross result	**1,879**	**1,554**	**20.9%**	**1,899**	**-1.1%**	**7,307**	**7,226**	**1.1%**
Addition to loan loss provisions	177	158	12.0%	192	-7.8%	754	566	33.2%
Result before tax	**1,702**	**1,396**	**21.9%**	**1,707**	**-0.3%**	**6,554**	**6,660**	**-1.6%**
Key financial metrics								
Net core lending growth (in € billion)	10.1	7.0		8.6		38.6	25.9	
Net core deposits growth (in € billion)	11.3	12.4		-7.1		30.1	31.6	
Cost/income ratio	53.5%	57.5%		51.1%		53.0%	52.6%	
Risk costs in bps of average customer lending	14	13		15		15	12	
Return on equity based on 13.0% CET1[1]	22.1%	19.0%		22.5%		21.7%	23.4%	
Risk-weighted assets (end of period, in € billion)	174.4	165.2	5.6%	170.3	2.4%	174.4	165.2	5.6%

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Banking

Retail Banking delivered a strong performance in 2025, supported by sustained customer growth, solid commercial momentum and disciplined cost management across all markets. Our mobile primary customer base grew by more than one million during the year, in line with our ambition, and reinforcing our position as a leading retail bank with over 15 million mobile primary customers. Growth in customer balances and fee income contributed to higher total income, while expenses rose only moderately. This led to a result before tax of €6,554 million and a return on equity of 21.7%.

Net core lending growth was €38.6 billion, with €28.5 billion coming from our residential mortgage portfolio, driven by strong production in the Netherlands, Germany and Australia. We also continued to expand our business and consumer lending portfolios across markets, supporting customers and small and mid-sized enterprises.

Net core deposits grew by €30.1 billion, in addition to significant customer flows into investment products as more people opened investment accounts and increased their trading activity. This strong deposit performance was supported by targeted promotional savings campaigns across several countries and sustained customer engagement across our channels.

Commercial net interest income declined slightly year-on-year as liability margins normalised, though the impact was largely offset by the substantial growth in lending and deposits.

Fee and commission income rose by 18%, reflecting broad-based growth across investment products, daily banking, insurance and lending. Higher customer activity and effective digital engagement drove increased openings of investment accounts and higher trading volumes. Fee income also included a one-off benefit from a reclassification in Germany, while investment and other income remained broadly stable.

Operating expenses totalled €8,234 million, including €647 million in regulatory costs (slightly below 2024 levels) and €123 million in incidental items (compared with €86 million in 2024). Excluding regulatory and incidental costs, underlying expense growth remained well controlled, reflecting ongoing investment in commercial growth, technology and customer experience.

Overall, Retail Banking delivered strong balance sheet growth, deeper customer engagement, and improved diversification in fee income, positioning us well for continued performance in the years ahead.

ING Press Release 4Q2025 10

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account

	Retail Banking Netherlands					Retail Banking Belgium				
In € million	4Q2025	4Q2024	3Q2025	FY2025	FY2024	4Q2025	4Q2024	3Q2025	FY2025	FY2024
Profit or loss										
Commercial net interest income	959	914	926	3,687	3,647	445	410	417	1,692	1,816
Other net interest income	-109	-139	-169	-572	-621	23	18	16	93	142
Net interest income	850	775	757	3,115	3,027	467	428	432	1,786	1,959
Net fee and commission income	297	266	291	1,128	1,049	177	144	176	692	603
Investment income	1	-16	3	8	-25	3	0	1	4	-13
Other income	139	200	180	717	860	44	37	77	193	202
Total income	**1,286**	**1,224**	**1,231**	**4,968**	**4,910**	**692**	**610**	**685**	**2,674**	**2,751**
Expenses excl. regulatory costs	527	523	514	2,022	2,011	422	397	426	1,617	1,605
Regulatory costs	67	73	0	67	114	34	32	0	261	206
Operating expenses	**594**	**595**	**514**	**2,089**	**2,124**	**457**	**429**	**426**	**1,878**	**1,811**
Gross result	**692**	**629**	**717**	**2,880**	**2,786**	**235**	**180**	**259**	**797**	**941**
Addition to loan loss provisions	18	26	16	107	-8	41	25	36	153	134
Result before tax	**674**	**603**	**701**	**2,773**	**2,793**	**194**	**155**	**224**	**644**	**807**
Key financial metrics										
Net core lending growth (in € billion)	3.8	3.1	3.9	16.2	9.6	1.3	0.3	-1.0	2.0	3.7
Net core deposits growth (in € billion)	5.4	4.0	0.9	11.5	5.0	0.2	1.6	-1.5	-0.6	6.4
Cost/income ratio	46.2%	48.6%	41.7%	42.0%	43.3%	66.0%	70.5%	62.1%	70.2%	65.8%
Risk costs in bps of average customer lending	4	6	4	6	0	16	10	14	15	14
Return on equity based on 13.0% CET1[1]	28.2%	26.1%	29.7%	29.4%	30.9%	12.1%	9.6%	14.0%	10.0%	13.2%
Risk-weighted assets (end of period, in € billion)	54.5	52.6	53.7	54.5	52.6	36.2	36.2	35.5	36.2	36.2

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Netherlands

The fourth quarter of 2025 delivered continued net core lending growth, with an increase of €3.8 billion, supported by consistently strong mortgage production and a further expansion in business lending. Net core deposits increased by €5.4 billion, including a seasonal inflow following customers' 13th-month salary payments.

Commercial net interest income rose both year-on-year and sequentially, driven by strong growth in customer balances. Compared with 3Q2025, income was further supported by an improved lending margin. Other net interest income increased versus both comparable quarters due to Treasury, with an offsetting effect in other income.

Fee income rose strongly year-on-year, driven by growth in assets under management and in daily banking and insurance fees. Sequentially, fee income increased as well, with higher fees from investment and insurance products more than offsetting seasonally lower travel-related fees.

Expenses excluding regulatory costs remained broadly stable year-on-year, as salary increases were offset by a reduction in FTEs and lower external staffing spend. Sequentially, the increase was primarily attributable to higher customer acquisition and accommodation expenses.

Regulatory costs for the fourth quarter included the annual Dutch bank tax, and a lower contribution to the deposit guarantee scheme year-on-year.

Risk costs amounted to €18 million in 4Q2025, representing four basis points of average customer lending.

Retail Belgium (including Luxembourg)

Net core lending growth was €1.3 billion and was mostly driven by business lending. Core deposits rose by €0.2 billion.

Commercial net interest income increased both year-on-year and sequentially, supported by improved margins on liabilities. Treasury-related income rose compared with both prior periods, with the increases visible in other net interest income and other income. Additionally, other income in 3Q2025 had benefited from a €44 million gain from the sale of an associate.

Fee income rose 23% year-on-year, primarily driven by higher fees from investment products, while 4Q2024 had been affected by the pay-out of incentives after a successful campaign. Sequentially, growth in investment product fees was partly offset by a seasonal decline in daily banking fees.

Expenses included €29 million of incidental costs related to restructuring compared with €4 million of such costs in 4Q2024 and €42 million in 3Q2025. These restructuring costs are part of broader multi-year transformation programmes across Belgium and Luxembourg, aimed at simplifying operations, increasing commercial focus and improving long-term profitability, though they temporarily impact reported returns.

Excluding regulatory costs and these exceptional items, expenses remained stable year-on-year, while rising slightly on a sequential basis due to increased investment in customer acquisition. Regulatory costs for the fourth quarter included the annual Dutch bank tax allocation.

Risk costs amounted to €41 million in 4Q2025 (equivalent to 16 basis points of average customer lending) and were primarily related to business lending.

ING Press Release 4Q2025 11

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account										
	Retail Banking Germany					Retail Banking Other				
In € million	4Q2025	4Q2024	3Q2025	FY2025	FY2024	4Q2025	4Q2024	3Q2025	FY2025	FY2024
Profit or loss										
Commercial net interest income	570	565	585	2,270	2,400	940	921	911	3,698	3,643
Other net interest income	24	56	62	187	247	68	44	44	195	174
Net interest income	594	621	648	2,457	2,647	1,008	965	955	3,892	3,817
Net fee and commission income	210	118	135	632	433	180	152	181	717	609
Investment income	1	-8	0	3	-22	9	-16	1	14	-12
Other income	8	-83	-29	-101	-151	53	77	72	285	275
Total income	**812**	**648**	**754**	**2,991**	**2,906**	**1,249**	**1,179**	**1,210**	**4,908**	**4,688**
Expenses excl. regulatory costs	328	326	347	1,330	1,215	673	655	645	2,618	2,532
Regulatory costs	18	19	-11	32	88	91	82	60	287	261
Operating expenses	**346**	**345**	**336**	**1,362**	**1,303**	**764**	**737**	**705**	**2,905**	**2,792**
Gross result	**466**	**303**	**418**	**1,628**	**1,604**	**485**	**442**	**505**	**2,003**	**1,896**
Addition to loan loss provisions	31	28	62	171	149	86	78	78	323	291
Result before tax	**435**	**275**	**355**	**1,457**	**1,455**	**399**	**363**	**427**	**1,680**	**1,605**
Key financial metrics										
Net core lending growth (in € billion)	1.7	1.3	2.0	6.9	4.4	3.4	2.3	3.6	13.4	8.2
Net core deposits growth (in € billion)	0.8	0.2	-8.4	6.6	7.5	4.9	6.6	2.0	12.6	12.7
Cost/income ratio	42.6%	53.2%	44.6%	45.6%	44.8%	61.2%	62.5%	58.3%	59.2%	59.6%
Risk costs in bps of average customer lending	11	10	22	15	14	27	27	25	26	26
Return on equity based on 13.0% CET1[1]	31.8%	21.3%	26.5%	27.1%	29.0%	17.5%	17.2%	18.8%	18.8%	19.8%
Risk-weighted assets (end of period, in € billion)	28.7	26.6	28.1	28.7	26.6	55.0	49.8	53.0	55.0	49.8

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Germany

Net core lending growth in 4Q2025 was €1.7 billion. Mortgages remained the key driver of growth, coupled with a further expansion of the consumer lending portfolio. Net core deposits increased by €0.8 billion, mainly driven by seasonal inflow into current accounts.

Commercial net interest income increased slightly year-on-year, with the positive impact of volume growth outweighing lower margins on liabilities and mortgages. Sequentially, commercial net interest income declined, mainly reflecting lower volumes and margins in savings.

Other net interest income for 4Q2025 included a €-18 million impact from incentive pay-outs linked to a customer acquisition campaign, compared with €-51 million for such a campaign in 4Q2024.

Fee income in 4Q2025 benefited from a €66 million one-off, which resulted from the retroactive reclassification of brokerage expenses within fee expenses to amortised interest expenses within commercial net interest income (of which €-7 million in 4Q2025). Additionally, fee income rose year-on-year and sequentially, supported by a larger customer base and an increased number of investment product trades.

Operating expenses, excluding regulatory costs and €14 million in incidental costs in 3Q2025, were well contained. Investments in business growth and scalability were balanced by lower professional services costs. Regulatory costs in the previous quarter included an adjustment to deposit guarantee scheme contributions.

Risk costs were €31 million (equivalent to 11 basis points of average customer lending), with net additions in consumer lending that were partially offset by net releases in the mortgage portfolio.

Retail Other

Net core lending growth was €3.4 billion in 4Q2025. This was driven by a €3.2 billion increase in the mortgage portfolio — primarily in Australia, Italy, Spain and Poland — alongside continued growth in consumer lending. Net core deposits growth amounted to €4.9 billion and was largely attributable to net inflows in Spain and Poland.

Commercial net interest income increased both year-on-year and sequentially, supported by sustained growth in lending and deposit volumes, as well as an improved lending margin.

Fee income rose 18% year-on-year. This was largely driven by higher fees from investment products, reflecting continued net inflows and a greater number of trades. Additionally, fee income from daily banking and insurance benefited from a growing customer base and successful cross-selling. Sequentially, fee income was stable despite seasonally lower daily banking fees.

The fourth quarter of 2025 included €6 million in incidental costs compared with €17 million in 4Q2024. Expenses excluding regulatory and incidental costs increased year-on-year, reflecting ongoing investments in future business growth and inflationary pressures, which were partially offset by foreign exchange movements. Sequentially, expenses excluding regulatory and incidental costs increased, partly driven by higher client acquisition expenses.

Risk costs amounted to €86 million (equivalent to 27 basis points of average customer lending), with net additions primarily in Poland and Spain.

ING Press Release 4Q2025 12

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account								
In € million	4Q2025	4Q2024	Change	3Q2025	Change	FY2025	FY2024	Change
Profit or loss								
Commercial net interest income	1,014	938	8.1%	984	3.0%	3,969	3,952	0.4%
Other net interest income	-192	-158		-220		-972	-693	
Net interest income	822	780	5.4%	763	7.7%	2,997	3,259	-8.0%
Net fee and commission income	354	319	11.0%	383	-7.6%	1,433	1,317	8.8%
Investment income	2	-23		1	100.0%	8	-18	
Other income	569	581	-2.1%	663	-14.2%	2,571	2,424	6.1%
Total income	**1,747**	**1,657**	**5.4%**	**1,810**	**-3.5%**	**7,009**	**6,981**	**0.4%**
of which:								
Lending	837	827	1.2%	884	-5.3%	3,287	3,278	0.3%
Daily Banking & Trade Finance	481	479	0.4%	449	7.1%	1,887	1,954	-3.4%
Financial Markets	334	302	10.6%	391	-14.6%	1,512	1,417	6.7%
Treasury & Other	95	50	90.0%	86	10.5%	323	332	-2.7%
Total income	**1,747**	**1,657**	**5.4%**	**1,810**	**-3.5%**	**7,009**	**6,981**	**0.4%**
Expenses excl. regulatory costs	883	898	-1.7%	884	-0.1%	3,618	3,346	8.1%
Regulatory costs	151	141	7.1%	18	738.9%	219	212	3.3%
Operating expenses	**1,034**	**1,038**	**-0.4%**	**902**	**14.6%**	**3,837**	**3,558**	**7.8%**
Gross result	**714**	**619**	**15.3%**	**908**	**-21.4%**	**3,173**	**3,423**	**-7.3%**
Addition to loan loss provisions	188	141	33.3%	134	40.3%	549	627	-12.4%
Result before tax	**526**	**478**	**10.0%**	**774**	**-32.0%**	**2,624**	**2,796**	**-6.2%**
Key financial metrics								
Net core lending growth (in € billion)	10.3	0.2		5.7		18.3	1.8	
Net core deposits growth (in € billion)	-1.8	4.0		6.9		8.0	15.8	
Cost/income ratio	59.1%	62.6%		49.8%		54.7%	51.0%	
Income over average risk-weighted assets (in bps)[1]	469	437		486		469	458	
Risk costs in bps of average customer lending	38	29		28		28	33	
Return on equity based on 13.0% CET1[2]	8.2%	7.0%		11.8%		10.0%	10.6%	
Risk-weighted assets (end of period, in € billion)	148.6	152.2	-2.4%	149.3	-0.5%	148.6	152.2	-2.4%

[1] Annualised total income divided by average RWA.
[2] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Wholesale Banking delivered a robust performance in 2025, with a result before tax of €2,624 million and a return on equity of 10.0%. Total income grew slightly amid ongoing geopolitical uncertainties, and was supported by a 9% rise in fee income, reflecting our strategic focus on diversifying income streams. This growth helped mitigate the impact of margin compression in Payments & Cash Management (PCM) and negative currency impacts (€-200 million). The rise in expenses was driven by targeted, multi-year investment initiatives — focused on digital foundations, platforms, and product capabilities — that are required to structurally improve long-term profitability. Disciplined capital management, as exemplified by the successful execution of two significant risk-transfer transactions, supported the €3.6 billion (or 2.4%) reduction in RWA in 2025.

The fourth-quarter result before tax reached €526 million, up 10% on the previous year and mainly driven by stronger performances in Financial Markets and in Treasury. Compared with 3Q2025, income declined 3.5%, reflecting seasonally lower revenues in Financial Markets and lower fees in Lending after an exceptional third quarter. Expenses, excluding regulatory costs (which included the Dutch bank tax in the fourth quarter), were stable on a sequential basis. Risk costs in 4Q2025 amounted to €188 million, mainly due to Stage 3 additions, partially offset by net releases in Stages 1 and 2.

Net core lending growth was €10.3 billion in 4Q2025, reflecting temporarily elevated client demand in Working Capital Solutions and positive momentum in Lending and Trade & Commodity Finance. Net customer deposits decreased by €1.8 billion, as increased deposit volumes in PCM were more than offset by lower short-term balances in our cash pooling business at year-end.

Lending income increased by €10 million year-on-year, supported by a 4% growth in fee income and higher average volumes. This was partly offset by negative currency movements and negative revaluations. Compared with 3Q2025, Lending income declined, as the prior quarter had benefited from exceptionally strong fee income and positive revaluations.

Daily Banking & Trade Finance had a strong quarter, with income rising 7% compared with 3Q2025. This increase was supported by higher client demand in Trade Finance Services and Working Capital Solutions, as well as higher average volumes in PCM and cash pooling. Year-on-year, income grew slightly, as the strong performances in Working Capital Solutions and in Trade Finance Services more than offset margin compression in PCM.

Financial Markets income increased 11% year-on-year, mainly driven by higher fee income from Global Capital Markets issuances. Quarter-on-quarter, income declined due to the usual reduction in market and client activity towards the end of the year.

Income from Treasury & Other rose by €45 million year-on-year, reflecting higher results from Treasury alongside positive revaluations in Corporate Investments. Sequentially, income growth was driven by Treasury and Corporate Finance.

ING Press Release 4Q2025 13

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account					
	4Q2025	4Q2024	3Q2025	FY2025	FY2024
Profit or loss					
Commercial net interest income	0	0	0	0	0
Other net interest income	76	110	149	434	315
Net interest income	76	110	149	434	315
Net fee and commission income	3	1	0	1	-3
Investment income	0	0	59	91	104
Other income	-68	-23	0	-42	-38
Total income	**11**	**89**	**208**	**484**	**378**
of which:					
Foreign currency hedging	97	118	136	576	506
Financial stakes[1]	26	28	106	251	202
Other Corporate Line	-113	-58	-33	-343	-330
Total income	**11**	**89**	**208**	**484**	**378**
Expenses excl. regulatory costs	143	191	129	512	532
Regulatory costs	0	1	0	0	1
Operating expenses	**143**	**192**	**129**	**512**	**533**
Gross result	**-133**	**-103**	**79**	**-29**	**-155**
Addition to loan loss provisions	0	0	0	1	1
Result before tax	**-133**	**-103**	**78**	**-30**	**-156**

[1] Financial stakes contains ING's stake in TMBThanachart Bank (TTB), Bank of Beijing and Van Lanschot Kempen.

Total income decreased both year-on-year and sequentially. This was due to lower valuation results on derivatives and a decline in income from foreign currency hedging. These effects were partially offset by the recognition of a €16 million receivable related to the earlier insolvency of a Dutch financial institution. The sequential decrease also reflects the €59 million final dividend from our stake in the Bank of Beijing, which was recorded in 3Q2025.

Operating expenses for 4Q2025 included €70 million of incidental cost items, predominantly related to restructuring in support functions. These measures are expected to result in approximately €80 million in annualised cost savings once fully implemented. For comparison, incidental cost items amounted to €68 million in 4Q2024 and €6 million in 3Q2025. When excluding these incidental items, expenses declined on both comparable quarters as a result of a VAT refund recognised in 4Q2025.

ING Press Release 4Q2025 14

Use of alternative performance measures

Our reported results are presented in accordance with IFRS-EU accounting standards as detailed in our annual report. In addition, in the discussion of our business performance, we use a number of alternative performance measures, including commercial net interest income and net core lending and deposits growth.

We consider commercial net interest income, and the derived commercial net interest margin, to be useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or at the total income level (including Financial Markets and Treasury). Commercial net interest income also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

We consider net core lending and deposits growth to be useful information to track our real commercial growth in customer balances. Net core lending and deposits growth measures the development of our customer lending and deposits, adjusted for currency impacts and changes in the Treasury and run-off portfolios.

The following tables show how the alternative performance measures can be reconciled to the reported results.

Reconciliation commercial net interest income (NII)	4Q2025	4Q2024	Change	3Q2025	Change	FY2025	FY2024	Change
Net interest income (IFRS)	**3,818**	**3,680**	**3.8%**	**3,705**	**3.0%**	**14,681**	**15,023**	**-2.3%**
Exclude: Non-lending and non-liability NII[1]	-92	-18		-118		-618	-416	
Exclude: Significant volatile items[2]	-18	-51		0		-18	-20	
Commercial net interest income	**3,928**	**3,749**	**4.8%**	**3,823**	**2.7%**	**15,316**	**15,459**	**-0.9%**
Of which: Lending net interest income[3]	2,224	2,119	5.0%	2,149	3.5%	8,595	8,461	1.6%
Of which: Liability net interest income[4]	1,704	1,630	4.5%	1,674	1.8%	6,721	6,998	-4.0%

[1] Non-lending and non-liability NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Türkiye.
[2] Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. For the years 2024 and 2025, it includes a €-18 million impact (4Q2025) and €-51 million impact (4Q2024) from the pay-out of incentives in Germany, €-39 million for the Polish mortgage moratorium (2Q2024) and a €+70 million one-off in Wholesale Banking (2Q2024).
[3] Lending NII includes the NII on mortgages, consumer lending, business lending, Wholesale Lending, Working Capital Solutions and Trade Finance Services. The NII is net, i.e., after internal funds transfer pricing.
[4] Liability NII includes the NII on savings, deposits and current accounts. It excludes the NII on deposits in the Financial Markets and Treasury portfolios. The NII is net, i.e., after internal funds transfer pricing.

Reconciliation return on tangible equity (ROTE)	4Q2025	4Q2024	Change	3Q2025	Change	FY2025	FY2024	Change
IFRS-EU shareholders' equity	**49,698**	**50,314**	**-1.2%**	**49,447**	**0.5%**	**49,698**	**50,314**	**-1.2%**
Deduct: Interim profit not included in CET1 capital	-2,125	-2,152		-1,419		-2,125	-2,152	
Deduct: Intangible assets	-1,510	-1,334		-1,459		-1,510	-1,334	
Adjusted IFRS-EU shareholders' equity	**46,062**	**46,828**	**-1.6%**	**46,569**	**-1.1%**	**46,062**	**46,828**	**-1.6%**
Adjusted IFRS-EU shareholders' equity - average	46,316	47,634	-2.8%	46,355	-0.1%	46,644	47,848	-2.5%
Net result attributable to shareholders of the parent	**1,411**	**1,154**	**22.3%**	**1,787**	**-21.0%**	**6,327**	**6,392**	**-1.0%**
Return on tangible equity (ROTE)[1]	**12.2%**	**9.7%**		**15.4%**		**13.6%**	**13.4%**	

[1] Annualised net result divided by adjusted average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital and intangible assets.

Reconciliation net core lending growth 4Q2025	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer lending (IFRS) - 4Q2025	**727.6**	**179.2**	**100.1**	**116.6**	**128.4**	**203.1**	**0.3**
Customer lending (IFRS) - 3Q2025	709.0	175.4	98.7	115.5	124.9	194.2	0.3
Customer lending growth	**18.6**	**3.8**	**1.4**	**1.1**	**3.5**	**8.9**	**0.0**
Exclude: FX impact	0.6	0.0	0.0	0.0	0.5	0.1	0.0
Exclude: Movements in Treasury, run-off portfolios and other	-2.5	0.0	0.1	-0.6	-0.4	-1.6	0.0
Net core lending growth[1]	**20.4**	**3.8**	**1.3**	**1.7**	**3.4**	**10.3**	**0.0**

[1] Net core lending growth represents the development in loans and advances to customers excluding provision for loan losses, adjusted for currency impacts, Treasury and run-off portfolios.

Reconciliation net core deposits growth 4Q2025	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer deposits (IFRS) - 4Q2025	**721.4**	**209.1**	**96.5**	**157.7**	**173.4**	**84.6**	**0.0**
Customer deposits (IFRS) - 3Q2025	736.1	220.0	96.4	157.2	168.7	93.9	0.0
Customer deposits growth	**-14.8**	**-10.8**	**0.1**	**0.5**	**4.7**	**-9.3**	**0.0**
Exclude: FX impact	0.6	0.0	0.0	0.0	0.6	0.0	0.0
Exclude: Movements in Treasury, run-off portfolios and other	-24.8	-16.2	-0.1	-0.3	-0.7	-7.4	0.0
Net core deposits growth[1]	**9.5**	**5.4**	**0.2**	**0.8**	**4.9**	**-1.8**	**0.0**

[1] Net core deposits growth represents the development in customer deposits, adjusted for currency impacts, Treasury and run-off portfolios.

ING Press Release 4Q2025 15

Share information					
	4Q2025	3Q2025	2Q2025	1Q2025	4Q2024
Shares (in millions, end of period)					
Shares outstanding	2,902.4	2,935.9	2,980.8	3,050.2	3,096.3
Average number of shares outstanding	2,916.0	2,960.3	3,012.5	3,071.5	3,130.0
Treasury shares	119.1	85.6	166.6	97.2	51.1
Share price (in euros)					
End of period	24.01	22.08	18.63	17.99	15.13
High	24.03	22.23	19.15	18.87	16.16
Low	20.49	18.63	15.10	15.06	14.44
Net result per share (in euros)	0.48	0.60	0.56	0.47	0.37
Shareholders' equity per share (end of period in euros)	17.12	16.84	16.48	16.94	16.25
Dividend per share (in euros)	0.736	-	0.35	-	0.71
Price/earnings ratio[1)]	11.3	11.0	9.4	9.1	7.7
Price/book ratio	1.40	1.31	1.13	1.06	0.93

[1)] Four-quarter rolling average.

Financial calendar	
Publication 2025 ING Group Annual Report	Thursday 26 February 2026
Annual general meeting 2026	Tuesday 14 April 2026
Ex-date for final dividend 2025 (Euronext Amsterdam)[1)]	Thursday 16 April 2026
Record date for final dividend 2025 entitlement (Euronext Amsterdam)[1)]	Friday 17 April 2026
Record date for final dividend 2025 entitlement (NYSE)[1)]	Friday 17 April 2026
Payment date for final dividend 2025 (Euronext Amsterdam)[1)]	Friday 24 April 2026
Payment date for final dividend 2025 (NYSE)[1)]	Friday 1 May 2026
Publication results 1Q2026	Thursday 30 April 2026
Publication results 2Q2026	Thursday 30 July 2026
Ex-date for interim dividend 2026 (Euronext Amsterdam)[1)]	Monday 3 August 2026
Record date for interim dividend 2026 entitlement (Euronext Amsterdam)[1)]	Tuesday 4 August 2026
Record date for interim dividend 2026 entitlement (NYSE)[1)]	Monday 10 August 2026
Payment date for interim dividend 2026 (Euronext Amsterdam)[1)]	Monday 10 August 2026
Payment date for interim dividend 2026 (NYSE)[1)]	Monday 17 August 2026

[1)] Only if any dividend is paid

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 100 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. Our policies and actions are assessed by independent research and ratings providers, which give updates on them annually. ING's ESG rating by MSCI has been upgraded from 'AA' to 'AAA' in October 2025. As of June 2025, in Sustainalytics' view, ING's management of ESG material risk is 'Strong' with an ESG risk rating of 18.0 (low risk).

ING Group shares are also included in major sustainability and ESG index products of leading providers. Here are some examples: Euronext, STOXX, Morningstar and FTSE Russell.

Further information

- For more on results publications, visit the quarterly results publications page on www.ing.com.
- For more on investor information, visit www.ing.com/investors.
- For news updates, visit the newsroom on www.ing.com or via X (@ING_news feed).
- For ING photos such as board members, buildings, etc. visit Flickr.

ING Press Release 4Q2025 16

ING Press Release 4Q2025 17 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’). ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2024 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG - related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. This document may also discuss one or more specific transactions and/or contain general statements about ING’s ESG approach. The approach and criteria referred to in this document are intended to be applied in accordance with applicable law. Due to the fact that there may be different or even conflicting laws, the approach, criteria or the application thereof, could be different. Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward - looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.